VIA EDGAR

February 18, 2011

Ms. Julie F. Rizzo

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-20574

Dear Ms. Rizzo:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter responds to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated January 24, 2011 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2009, filed on February 26, 2010, and the Company’s definitive Proxy Statement on Schedule 14A, filed on April 23, 2010.  The numbering of the paragraphs below corresponds to the numbering of the comments contained in the January 24, 2011 letter which, for the Staff’s convenience, we  incorporate into this response letter.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1.              We note your response to our prior comment one and we also note that you have provided the targets in your response to our comment letter.  Please confirm that you will disclose these targets in your future filings.

We hereby confirm that we will disclose these targets in our future filings.

2.              Additionally, please expand your justification for your belief that disclosure of company-wide targets may be omitted due to the risk of competitive harm.  For example, in your revised analysis, please tell us how disclosing the components of your Core G&A plus Indirect Pre-Opening Costs as a Percentage of Sales would provide information to your competitors regarding “specific infrastructure strategies” and “margin leverage opportunities, and whether those strategies remain in place and/or continue to be effective” and how your competitors could use this information “to hire away key personnel and to identify business development opportunities with respect to which [you] may currently have a competitive advantage.”  Additionally, please tell us how disclosing the list of publicly-held, casual dining restaurants used to compare the mean of your operating margin would cause you serious competitive harm by disclosing the companies you consider to be your direct competitors to the restaurant industry.  For guidance please refer to Compliance and Disclosure Interpretation 118.04 of Regulation S-K.  Finally, to the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Following our further review of Compliance and Disclosure Interpretation 118.04 of Regulation S-K and the Department of Justice’s Guide to the Freedom of Information Act (Exemption 4), the Company provides below, and will disclose in any applicable future filings, (i) the target and actual values of the Company’s “Core G&A plus Indirect Pre-Opening Costs” and the components of that performance goal, and (ii) the names of the peer group companies the Company compares itself against for purposes of the Company’s operating margin performance goal.

Core G&A plus Indirect Pre-Opening Costs

Performance Goal	Target (2008 actual)	2009 Actual	% Achieved
2009 Core G&A plus Indirect Pre-Opening Costs at least flat as a % of sales versus 2008	No greater than 5.0%	4.8%	100%

“Core G&A” is comprised of costs related to our manager- and kitchen-manager-in-training program; field supervision, training and development; corporate administrative functions, including administrative support for each of our restaurant concepts; and bakery administration.  Excluded from this measure are corporate bonus accruals; the cost of our gift card programs; equity compensation; and reclassification and capitalization.  “Indirect Pre-Opening Costs” is comprised of costs we incur related to planned management growth (i.e., our “bench”); the maintenance and support of our new restaurant opening team; and relocation and travel expenses for our restaurant operations personnel.

Peer Group

Performance Goal	Average for Peer Group	% for Company	% Achieved
2009 Operating Income Margin equal to or greater than the average for a peer group selected by our Compensation Committee (see below)	4.7%	6.4%	100%

In order to determine the members of the peer group against which we measure our operating margins, our Compensation Committee considers the list of companies to which we compare ourselves for purposes of executive compensation (see page 44 of our 2010 Proxy Statement) and eliminates those companies that (i) are more than 25% franchisee operated, and (ii) have unit economics that we do not consider comparable to us based on average guest check and/or dining segment (i.e., fast food, casual dining, fine dining). This group is reviewed by the Compensation Committee each year and may change from year to year, depending on activity in the restaurant industry, including acquisitions and additional franchise activity of our competitors.  The peer group selected by the Compensation Committee against which we compared ourselves for fiscal 2009 is comprised of the following restaurant companies:  California Pizza Kitchen; Darden Restaurants; O’Charley’s Inc.; P.F. Chang’s China Bistro; BJs Restaurants, Inc.; McCormick & Schmick’s Seafood Restaurants; and Ruby Tuesday, Inc.

We used the same methodology described above to identify the peer group against which we measure our operating income margin for purposes of determining satisfaction of one of our strategic performance targets for fiscal 2010, and we will disclose the specific peer group companies as well as our performance against those companies in the Compensation Discussion and Analysis section in our proxy statement for our 2011 annual meeting of stockholders.

* * *

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3080 with any questions regarding the above.

Sincerely,

/s/ Debby R. Zurzolo
Debby R. Zurzolo
Executive Vice President, General Counsel and Secretary